PE
3-31-01

02024732

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

P.E.
3-31-02

For the month of March 2002

APR 08 2002

LEADING BRANDS, INC.
(Registrant)

160 - 7400 River Road, Richmond, British Columbia V6X 1X6 Canada
(Address of Principal Executive Offices)

PROCESSED
APR 22 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date April 5, 2002

By [signature]
(Signature)

Marilyn Kerzner

Director of Corporate Affairs

LEADINGBRANDS™

NEWS RELEASE

FOR IMMEDIATE RELEASE

CONTACTS:

Howard E. Wishner
EVP Marketing &
Corporate Communication
Leading Brands, Inc.
USA Tel: (203) 536-4792
Email: hwish531@aol.com

Stan Altschuler/David Waldman
Investor Relations
Strategic Growth International, Inc.
Tel: (516) 829-7111
Email: info@sgi-ir.com

LEADING BRANDS, INC. ANNOUNCES KEY APPOINTMENTS AND NEW BOTTLING DIVISION

VANCOUVER, CANADA, March 5, 2002. LEADING BRANDS, INC. (NASDAQ:LBIX), Canada's largest independent, fully integrated premium beverage company, today announced several new corporate appointments and the formation of a new bottling division.

Gerry Kenyon has been appointed President and Chief Operating Officer of Leading Brands, Inc. Formerly the head of a large regional grocery chain, and presently the President of the Company's Quick, Inc. subsidiary, Mr. Kenyon brings more than 30 years of food and beverage experience to the Company. Having spent the past 18 months developing and implementing the Quick technology and system, Mr. Kenyon will continue to have primary responsibility for that business, in addition to his new responsibilities. Ralph McRae relinquishes the title of President of Leading Brands, Inc. to Mr. Kenyon and continues as Chairman and Chief Executive Officer of the Company.

To better serve its hot-fill bottling and private label juice customers, the Company has formed a separate operating division, North American Bottling. Tim Dagg has been appointed President of North American Bottling and will run that division out of Vancouver. A former Co-Chief Operating Officer of Leading Brands of Canada, Inc., Mr. Dagg will be responsible for overseeing the continued growth and expansion of the Company's premium hot-fill bottling operations, both in Canada and the United States. In particular, Mr. Dagg will be tasked with seeking out hot-fill bottling opportunities in support of the Company's expansion into the United States.

Dave Read has been appointed President of LBI Brands, Inc., the Company's brand management subsidiary. In that capacity Mr. Read will be responsible for developing new beverage and food products, as well as the growth and expansion of the Company's existing brand portfolio. Also a former Co-Chief Operating Officer of the Leading Brands of Canada, Mr. Read will continue to work out of the Company's Edmonton operation.

Pat Wilson has been appointed Vice-President of Sales and Jody Christopherson has been appointed Vice-President of Operations for Leading Brands of Canada, Inc. Formerly Vice-President of Sales for Eastern Canada, Mr. Wilson will continue to be located in the Company's St. Jean, Quebec office, near Montreal. Mr. Christopherson, formerly Assistant Vice-President of Sales for Western Canada, will work out of Edmonton.

These appointments are in addition to those announced on February 12, 2002 of Bob Miller as President of Leading Brands of America, Inc. and Howard Wishner as Executive Vice-President of Marketing and Chief of Corporate Communication of Leading Brands, Inc.

In commenting on these appointments, Ralph McRae, Chairman and Chief Executive Officer of Leading Brands, Inc., stated, "These new appointments and expanded capabilities will help support the tremendous growth which we anticipate over the next few years. Each of these people brings to us years of experience and impressive accomplishments in the food and beverage industry. More importantly, however, they have exhibited the entrepreneurial zeal necessary to succeed in this rapidly changing industry.

Mr. McRae concluded, "Additionally, these changes are focused on supporting our drive into the United States market where we believe our opportunities are boundless."

We Build Brands™

Leading Brands, Inc. is the largest independent, fully integrated premium beverage company in Canada. The Company's unique Integrated Distribution System (IDS) ™ ***offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as Johnny's Roadside Iced Tea and Lemonade, Country Harvest Juices, Ceasar's Bloody Caesar Cocktail, and Cool Canadian Water. Leading Brands, Inc. has offices throughout Canada and also a United States office located in Stamford, CT. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.***

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company's business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

This news release is available at www.LeadingBrandsInc.com